SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2024

Commission File No. 001-42021

SOUTH BOW CORPORATION

(Translation of Registrant’s Name into English)

707 5th Street SW

Calgary, Canada T2P 0Y3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☑

Exhibits 13.1, 13.2, 13.3, 31.1, 31.2, 32.1, 32.2 and 99.1 to this report, furnished on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBIT INDEX

13.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Liquids Pipelines Business of TC Energy Corporation for the nine months period ended September 30, 2024.

13.2	Unaudited Condensed Combined Carve-Out Financial Statements for the Liquids Pipelines Business of TC Energy Corporation for the nine months period ended September 30, 2024.

13.3	Unaudited Condensed Financial Statements of South Bow Corporation for the nine months period ended September 30, 2024.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Certificate and Articles of Arrangement (incorporated by reference to Exhibit 99.1 to the Form 6-K of TC Energy Corporation filed with the Securities and Exchange Commission on October 1, 2024 (Commission File No. 1-31690)).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2024

SOUTH BOW CORPORATION

By:	/s/ Lori M. Muratta
Name: Lori M. Muratta
Title: Senior Vice-President and General Counsel